John Hancock Financial Services

197 Clarendon Street, C-1

Boston, Massachusetts 02116

(617) 572-9197

Fax: (617) 572-9161

E-mail: jchoodlet@jhancock.com

James C. Hoodlet

Vice President and Counsel

US Insurance Law

February 17, 2012

via EDGAR

Sonny Oh, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.)

Separate Account A - File No. 811-4834

Initial Form N-6 Registration Statement under the 1933 Act

Commissioners:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(i) of Regulation S-T, is the initial Form N-6 registration statement for the Separate Account A (“Registrant”) relating to the Protection Variable Universal Life 2012 (“PVUL 2012”) insurance policies to be offered by John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA” or the “Depositor”).

The purpose of this filing is to add the PVUL 2012 prospectus to the Registrant’s filing under the Investment Company Act of 1940 and to obtain a separate 1933 Act file number for the separate account interests offered through the PVUL 2012 prospectus.

Background of Enclosed Filing

The PVUL 2012 policy and prospectus is similar to the Protection Variable Universal Life 09 (“PVUL09”) policy and prospectus issued by John Hancock USA. The separate account interests under the PVUL09 policy were registered by John Hancock USA Separate Account A, under File Nos. 811-4834 and 333-157212 and the registration was declared effective on May 1, 2009. The principal differences between the two filings are:

(i)	The maximum premium charge is higher.

(ii)	The Asset Based Risk charge is lower.

(iii)	The interest charged and credited on outstanding loans has been reduced.

(iv)	The surrender charge has changed to a formula that causes the charge to decrease as premiums beyond the minimum initial premium are paid in the first policy year.

(v)	The minimum and maximum Base Face Amount charges are lower.

(vi)	The Extended No Lapse Guarantee Rider includes an Extended No-Lapse Guarantee Credit element, which replaces the Early Funding Extended Cumulative Premium Test that exists under PVUL09. The charge for this rider is impacted by the duration of the No-Lapse Guarantee Period that is selected. The age of the expiration of the Enhanced No-Lapse Guarantee period under this rider has been reduced from age 121 to age 90.

(vii)	PVUL 2012 includes a new Alternative Cash Value Rider, which, if elected, would cause the Base Face Amount charge to decrease and the Extended No Lapse Guarantee premium requirement to increase and spread the compensation paid to the selling broker-dealer normally paid in the first policy year over the first four policy years.

(viii)	The minimum Fixed Account interest rate has been reduced from 3% to 2%.

(ix)	The minimum face amount required has been reduced from $100,000 to $50,000.

(x)	We have provided a description of a scheduled allocation program that will allow the owner to designate a schedule of how policy value will be allocated over a period of time covered by the schedule.

(xi)	We have added additional tax disclosure relating to the use of the long-term care riders with policies in which the owner or the insured are not the same person.

Matters to be Completed by Pre-Effective Amendment

Registrant will file a pre-effective amendment to respond to comments of the Commission staff and otherwise complete the enclosed filing prior to effectiveness, including adding the required exhibits and consents, updating the table of investment accounts available under the policy, updating the fee table and related footnotes for the fees and expenses of the investment accounts, adding the audited fiscal year end 2011 financial statements for the Registrant and the Depositor and updating the references to these financial statements in the registration statement. Registrant would appreciate receiving any comments the Commission staff may have prior to that time pertaining to the enclosed registration statement.

Request for Selective Review

In view of the similarities between the enclosed PVUL 2012 and the PVUL09 prospectus, we hereby request, on behalf of Registrant and the Depositor, that the staff accord the enclosed registration statement expedited selective review.

Request for Acceleration

An oral request for acceleration of the enclosed filing may be made. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

Registrant does, hereby acknowledge and agree, that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions to the undersigned at (617) 572-9197. Thank you.

Sincerely,

/s/ James C. Hoodlet

Enclosure